United States securities and exchange commission logo





                              June 7, 2021

       Gregory C. Critchfield, M.D., M.S.
       President and Chief Executive Officer
       Sera Prognostics, Inc.
       2749 East Parleys Way
       Suite 200
       Salt Lake City, UT 84109

                                                        Re: Sera Prognostics,
Inc.
                                                            Amendment No. 2 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 27,
2021
                                                            CIK No. 0001534969

       Dear Dr. Critchfield:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form S-1

       Note 7. Fair Value Measurements, page F-39

   1.                                                   We note the statement,
"the Company engaged a third-party valuation specialist.... to determine the estimated
fair value of the Company's common stock." Please revise the filing to clarify the
nature and extent of the third-party  s involvement in determining the fair value of these
instruments and management  s reliance on the work of the third-party.
                                                        In so doing, please
refer to Question 141.02 of the Compliance and Disclosure
                                                        Interpretations on
Securities Act Sections, which can be found at

https://www.sec.gov/corpfin/securities-act-sections.
 Gregory C. Critchfield, M.D., M.S.
Sera Prognostics, Inc.
June 7, 2021
Page 2

       You may contact Tracey McKoy at 202-551-3772 or Kevin Kuhar at 202-551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Celeste Murphy at 202-551-3257 with any other questions.



                                                          Sincerely,
FirstName LastNameGregory C. Critchfield, M.D., M.S.
                                                          Division of
Corporation Finance
Comapany NameSera Prognostics, Inc.
                                                          Office of Life
Sciences
June 7, 2021 Page 2
cc:       Megan N. Gates
FirstName LastName